SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) June 11, 2004

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

        Petroleum Development Corporation today reported that shareholders reported that shareholders of the company re-elected Vincent F. D'Annunzio and Thomas E. Riley to the Board of Directors of the company for a three-year term and David C. Parke to the Board of Directors of the company for a one year term. Each of the directors received 99 percent of the votes cast in favor of their re-election. The shareholders ratified the selection of KPMG LLP as independent auditors for the fiscal year ending December 31, 2004. The shareholders also approved the 2004 Long-Term Equity Compensation Plan and the Non-Employee Director Deferred Compensation Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date June 11, 2004

By
     Darwin L. Stump
     Chief Financial Officer